Caledonia Announces NI 43-101 Report on the Nama Project in Zambia

Toronto, Ontario - March 19, 2007: Caledonia Mining Corporation ("Caledonia") (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce the filing of an Independent Technical Report, compliant with the specifications and requirements of the Canadian National Instrument (NI) 43-101, for the Anomaly “A” area of the Nama Cobalt and Copper Project.  The report can be viewed on http://www.caledoniamining.com/technical.php and on SEDAR at www.sedar.com and, in the U.S.A., on EDGAR.

Nama

Caledonia is the 100% owner of the Nama Project, which covers a number of polymetallic oxide deposits containing cobalt and copper, located on the northwestern flank of the Zambian Copperbelt.

Resources

The NI 43-101 report concluded that Anomaly “A” of the Nama Project has a potentially economic resource of cobalt and copper with lesser quantities of nickel down to a depth of more than 210 metres below surface.  An Indicated Resource amounting to 43.7 million tonnes at grades of 0.055% cobalt and 0.1% copper in an oxidized open-pittable deposit has been defined.  The resource contains an estimated, in situ, 53 million pounds of cobalt and 96 million pounds of copper to a depth of 200 metres below surface.  The evaluation is based on a total of 160 drill intersections with a maximum hole spacing of 150 metres.

Indicated Resources in the Anomaly “A”

Block	Tons	Grade (% metal)
		Cobalt	Copper	Nickel
1	9,139,000	0.0446	0.1028	0.0133
2	11,366,000	0.0613	0.0288	0.0067
3	4,305,000	0.0490	0.0730	0.0309
4	18,846,000	0.0572	0.1463	0.0086
Total	43,656,000	0.055	0.099	0.011

Some of the mineralized bodies comprising the Anomaly “A” resource, as defined by the report, remain open-ended on strike and/or down dip. The resource of Anomaly “A”, on its own, is considered sufficient for an initial two years production in terms of the existing signed letters of intent for long term product purchase agreements.

Additional Potential

In total 16 cobalt anomalies have been identified in the Nama Project area, of which 5 have been explored to varying extents. As a priority, a drilling program to investigate the extensions to Anomaly “A”, in addition to Anomalies “C” and “D”, is currently being considered with a view to defining an additional resource in the near future. The remaining 11 anomalies, with similar potential to the above anomalies, all require follow-up drilling and geological field programs.

Proposed Metallurgical Process

Metallurgical testwork conducted to date has provided a proposed metallurgical flow sheet.  A further bulk sample has been taken from Anomaly “A” to enhance and refine the metallurgical processes and cost parameters for producing a marketable and economically viable cobalt product.  On the basis of this testwork, it is anticipated that the design of a pilot plant will be finalized enabling Caledonia to conclude long term product purchase agreements based on the letters of intent.  Stage 1 of the production process will be the construction of a pilot plant which will serve as an ongoing metallurgical test facility.

The “Qualified Person” for the purposes of Canadian securities laws, Mr. David Grant BSc., MSc., Pr Sci. Nat., CGEOL, FGS, FGSSA, FSAIMM, has reviewed this release and is satisfied that it is an accurate reflection of the findings of the Independent Technical Report prepared by Applied Geology Services C.C., of which Mr. Grant is the Principal Member.

For more information, please contact:

Stefan Hayden	Alex Buck / Nick Bias
President and CEO, Caledonia Mining	BuckBias
Tel: +27 11 447 2499	Tel: +44 7932 740 452

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.

Certain statements included herein are "forward-looking statements".  Management cautions that forward-looking statements are not guarantees and that actual result could differ materially from those expressed or implied in the forward-looking statements.  Important factors that could cause the actual results of operations, exploration or development programs, or the financial condition of the Company, to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the various regulatory authorities having jurisdiction.